Exhibit 12.1

	Canadian Solar Inc.
	Ratio of Earnings to Fixed Charges
	Year Ended December 31,
	2003	2004	2005	2006	2007
Computation of Earnings:
Income before taxes	654	1,820	4,409	(8,998)	(395)
Interest capitalized	—	—	—	—	(47)
Fixed charges	3	11	282	2,267	2,588
Earnings	448	1,831	4,691	(6,731)	2,146
Computation of Fixed Charges:
Interest expense	—	—	239	2,194	2,414
Interest portion of operating lease	3	11	43	73	174
Fixed charges	3	11	282	2,267	2,588
Ratio of Earnings to Fixed charges	149%	166%	17%	(3)%	1%
Deficiency	—	—	—	8,998	442